Mail Stop 3561
								July 18, 2005
Adam W. Shaffer
Chief Executive Officer
eCOST.com, Inc.
2555 West 190th Street
Suite 106
Torrance, CA  90504


      Re:	eCOST.com, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 0-25790


Dear Mr. Shaffer

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Will Choi
      Branch Chief